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                     February 2, 2024

       Weixuan Zhang
       Chief Executive Officer
       Dynamic Shares Trust
       c/o Dynamic Shares LLC
       401 W. Superior Street
       Suite 300
       Chicago, Illinois 60654

                                                        Re: Dynamic Shares
Trust
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40369

       Dear Weixuan Zhang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Crypto Assets